Room 4561

September 15 , 2006

Mail Stop 4561

Howard Leventhal
President
USTelematics, Inc.
335 Richert Drive
Wood Dale, IL 60191

Re: **USTelematics, Inc. (f/k/a Mobilier, Inc.)**
      Registration Statement on Form 10-SB
      Filed August 18, 2006
      File No. 0-52193

Dear Mr. Leventhal:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. StealthMedia Labs, a 60% owner of your stock, ceased reporting under Section 13(a) of the Exchange Act in 2003. In addition, there appears to be some commonality of executive officers, most notably Messrs. Leventhal and Yaagoub. StealthMedia filed an 8-K in late 2003 stating that: it had insufficient funds to continue reporting; its 2003 Forms 10-QSB were not reviewed by its auditor; and if it failed to raise additional financing then it would resume fully-compliant auditing procedures at a point in the future when it had sufficient cash resources.

US Telematics, Inc.
September 15, 2006

> We are unable to locate any filings since that 8-K. Please advise. Your response should discuss the business activities of StealthMedia from late 2003 to present. Please advise how StealthMedia became a 60% owner of USTelematics stock and explain any other relationships. Advise whether StealthMedia has any plans, arrangements, commitments or understandings with respect to its holdings.

Form 10-SB
Item 1. Description of Business, page 2
History, page 2

2. Explain the activities of USTelematics from October 2005 through August 2006. See Item 101(a) of Regulation S-B.

Business Strategy, page 2

3. Update the status of your local pilot installation center, which is supposed to become operational in October 2006.

Hardware Under Development, page 3

4. If available, please disclose the expected price ranges of USTelematics' proposed product lines.

In-Car Media Center Computers, page 5

5. Please disclose the number of computers assembled to date at the Wood Dale facility. Please also discuss the extent to which USTelematics buys subassemblies made elsewhere and assembles them at the facility as opposed to building the computers up from basic components.

E-Services Re-selling, page 5
Other Services, page 6

6. Please add disclosure, if true, that you do not as yet have any agreements with these e-service companies. If there are any agreements, please file them as exhibits by amendment.

Manufacturing & Sourcing, page 6

7. Please disclose whether or not you have any written agreements with any of the suppliers/contractors named in this discussion. If so, they should be filed as exhibits and their material terms disclosed.

Marketing & Sales, page 7
General

US Telematics, Inc.
September 15, 2006

8. For each phase of your marketing and sales plan, outline the timeframe involved, any significant milestones and any required material expenditures.

Phase One: Home Dish Installers & Web Channels, page 7

9. Identify the entities from whom you have "received commitments for the purchase of approximately 2500 Voyager units." Are any of these entities purchasing a significant number?

Phase Three: Service Provider Private Label, page 7

10. Please identify the "major DBS content provider" with whom you have a preliminary agreement for them to supply Voyager under their own private label. Please also disclose the material terms of that agreement as available and file any written forms as exhibits.

Intellectual Property, page 8

11. We are unclear whether you currently have a patent as well as a pending patent. Disclosure in certain relationships and footnote 11 to your financial statements suggests that you acquired a patent for 8,000,000 shares in April 2006 while disclosure under this item suggests that you only have a pending patent. Please clarify. Identify the parties from whom you acquired the patent and file all agreements as exhibits, including any assignments of licenses. Explain why this issuance is not listed under Item 4, which relates to Item 701 disclosure. Ensure that your Item 4 disclosure lists all unregistered issuances since inception, including those to founders, executive officers, etc.

Reports to Security Holders, page 9

12. Clarify your reporting requirements once you become subject to reporting requirements of the Exchange Act. Here, or in management's discussion and analysis, disclose the costs estimated with USTelematics being a reporting company and how you intend to pay for such costs. See also our first comment regarding the reporting issues of Stealth MediaLabs, Inc.

Item 2. Management's Discussion and Analysis
Liquidity and Capital Resources, page 15

13. You raised $1.5 million in April 2006 from a private placement of 10% convertible debentures to 14 accredited investors. Exhibits 10.1 and 10.2 appear to relate to this private placement, however, only one purchaser is listed – Alpha Capital Aktiengesellschaft. Please advise. Axiom Capital Management is listed as a "broker" on the securities purchase agreement; however, we are unable to locate any reference to Axiom Capital in our records. Please advise.

14. Please advise as to the nature of the possible $4,000,000 financing disclosed in two sections of your registration statement.

Item 3. Description of Property

15. Please file your lease agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-B.

Executive Compensation, page 21

16. As it appears that your fiscal year end was May 31, 2006, please advise why you have not provided all of the information required by Item 402 such as the summary compensation table.

Item 7. Certain Relationships and Related Transactions, page 21

17. We note from your financial statements that you made a loan to a related party out of the proceeds of the sale of the convertible notes. Please advise.

18. Disclose the transaction involving the issuance of 8 million shares for the patent held by your chief executive officer and three others in April 2006.

****

As appropriate, please amend your filing and respond to these comments promptly since your registration statement becomes effective by operation of law within 60 days of filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

US Telematics, Inc.
September 15, 2006

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Stephen Krikorian, Accounting Branch Chief at (202) 551- 3488 if you have questions regarding financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853 or me at (202-551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Marc J. Ross
       Sichenzia Ross Friedman Ference LLP
       1065 Avenue of the Americas, 21st Floor
       New York, NY 10018
       Facsimile No. (212) 930-9725